October 12, 2006

Mail Stop 4561

J. Michael Barber
HomeBanc Corp.
2002 Summit Boulevard
Suite 100
Atlanta, GA 30319

Re: HomeBanc Corp.
         Form 10-K for the year ended December 31, 2005
         Forms 10-QSB for the quarters ended March 31 and June 30, 2006
         File No. 001-32245

Dear Mr. Barber:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                              Sincerely,

                                              Joshua Forgione
                                              Assistant Chief Accountant